Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement Nos. 333-132370 and 333-132370-01

Equity First

Opportunity First

OFFERING SUMMARY

(Related to the Pricing Supplement, No. 2007-MTNDD077

Dated March 26, 2007)

CITIGROUP FUNDING INC.

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

Medium-Term Notes, Series D

5,172,000

Stock Market Upturn NotesSM

Based upon the

MSCI EAFE Index®

Due October 6, 2008

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

March 26, 2007

2	Stock Market Upturn Notessm

Stock Market

Upturn Notessm

Based Upon the MSCI EAFE Index®

Due 2008

This offering summary represents a summary of the terms and conditions of the Stock Market Upturn Notes. We encourage you to read the pricing supplement and accompanying prospectus supplement and prospectus related to this offering. Capitalized terms used in this summary are defined in “Final Terms” on page 4.

Overview of the Stock Market Upturn Notes

The Stock Market Upturn Notessm Based Upon the MSCI EAFE Index® due 2008 (“the Notes”) are equity-linked securities issued by Citigroup Funding Inc. that have a maturity of 1.5 years. Some key characteristics of the Notes include:

O

Leveraged upside participation. The Notes are equity-linked investments that offer investors leveraged participation in the upside growth potential of the MSCI EAFE Index up to a maximum total return of 20%. Thus, if the performance of MSCI EAFE Index is positive — if the closing value of the Index on the Valuation Date is greater than the closing value of the Index on the Pricing Date (regardless of the value of the Index at any other time during the term of the Notes) — then you will participate in such positive return at a rate of 300% up to the maximum total return. If the performance of the MSCI EAFE Index is negative — if the closing value of the Index on the Valuation Date is less than the closing value of the Index on the Pricing Date (regardless of the value of the Index at any other time during the term of the Notes) — you will participate fully in such decline but not on a leveraged basis.

O

No principal protection. The Notes are not principal protected. If the performance of the MSCI EAFE Index is negative, you will participate fully in such decline and the value of the Notes at maturity will be less than the amount of your initial investment and could be zero.

O

No periodic income payments. The Notes do not offer current income, which means that you will not receive any periodic interest or other payments on the Notes prior to maturity. You will also not receive any dividend payments or other distributions, if any, on the stocks comprising the MSCI EAFE Index. Instead, the return on the Notes, which is based on the performance of the MSCI EAFE Index and could be positive, negative or zero, is paid at maturity.

Stock Market Upturn Notessm	3

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup. The return of the principal amount of your investment in the Notes is not guaranteed.

Types of Investors

The Notes may be an appropriate investment for the following types of investors:

O

Investors possessing a moderate growth view on the MSCI EAFE Index who are looking for leveraged upside exposure to such index, subject to a maximum total return, and who can withstand the risk of losing the principal amount of their investment.

O	Investors who seek to add a foreign based equity index-linked investment to further diversify their portfolio.

O	Current or prospective holders of exchange-traded funds benchmarked to the MSCI EAFE Index or similar index.

4	Stock Market Upturn Notessm

Final Terms

Issuer:	Citigroup Funding Inc.
Security:	Stock Market Upturn Notes(sm)Based Upon the MSCI EAFE Index®
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the Notes are not principal protected, you may receive a payment at maturity with a value less than the amount you initially invest
Rating of the Issuer’s Obligations:	Aa1/AA (Moody’s/S&P) based upon the Citigroup guarantee; however, because the Notes are not principal protected, you may receive a payment at maturity with a value less than the amount you initially invest
Principal Protection:	None
Pricing Date:	March 26, 2007
Issue Date:	March 29, 2007
Valuation Date:	October 1, 2008
Maturity Date:	October 6, 2008
Underlying Index:	MSCI EAFE Index
Issue Price:	$10.00 per Note
Coupon:	None
Amount To Be Received at Maturity:	For each $10 Note, $10 plus an Index Return Amount, which may be positive, zero or negative
Index Return Amount:	(1) If the Index Return is positive, $10 * Index Return * Upside Participation Rate (2) If the Index Return is zero, $0 (3) If the Index Return is negative, $10 * Index Return
Index Return:	Will equal the following fraction, expressed as a percentage: Ending Value — Starting Value Starting Value provided that the Index Return cannot be greater than a maximum level which is 6.667%
Starting Value:	The closing value of the Underlying Index on the Pricing Date
Ending Value:	The closing value of the Underlying Index on the Valuation Date
Upside Participation Rate:	300%
Listing:	The Notes have been approved for listing on the American Stock Exchange under the symbol “SMU”
Calculation Agent:	Citigroup Global Markets Inc.
Agent’s Discount :	2.25%

Stock Market Upturn Notessm	5

Benefits of the Notes

O

Leveraged Growth Potential.    The Index Return Amount payable at maturity is based on the Ending Value of the Underlying Index on the Valuation Date and on the Upside Participation Rate, enabling you to participate in approximately three times the appreciation, if any, on the Underlying Index subject to a maximum total return of 20% over the term of the Notes.

O	Diversification. The Notes may provide a degree of diversification within the equity portion of an investor’s portfolio through exposure to the Underlying Index.

Key Risk Factors for the Notes

An investment in the Notes involves significant risks. While some of these risks are summarized below, please review the “Risk Factors Relating to the Notes” section of the preliminary pricing supplement related to this offering for a full description of risks.

O

Potential for Loss.    The amount you receive at maturity on the Notes will depend on the value of the Underlying Index on the Valuation Date. If the value of the Underlying Index on the Valuation Date is below the Starting Value, the amount you receive at maturity will be less than the amount of your initial investment in the Notes and could be zero, even if the value of the Underlying Index exceeded the Starting Value at one or more times over the term of the Notes.

O

Appreciation Is Capped.    The maximum return on the Notes will be capped at 20% even though you will be subject to the full risk of a decline in the value of the Underlying Index. If the Ending Value of the Underlying Index exceeds the Starting Value by an amount greater than the potential maximum return on the Notes, the Notes will provide less opportunity for appreciation than an investment in a similar security that is directly linked to the appreciation of the Underlying Index and is not subject to a maximum return or an investment in the stocks comprising the Underlying Index. (See the examples under “What You Could Receive at Maturity—Hypothetical Examples” below).

O

No Periodic Payments.    You will not receive any periodic payments of interest or any other periodic payments on the Notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks comprising the Underlying Index.

O

Potential for a Lower Comparable Yield.    The Notes do not pay any periodic interest. As a result, if the Ending Value of the Underlying Index does not increase sufficiently from its Starting Value, taking into account the Upside Participation Rate, the effective yield on the Notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

O

Foreign Securities Markets.    All of the underlying stocks that constitute the MSCI EAFE Index are listed on foreign stock exchanges. Investments in securities that are indexed to the value of foreign equity securities involve certain risks. The foreign securities markets may be more volatile than U.S. securities markets and may be affected by market developments in different ways than U.S. securities markets. There is generally less publicly available information about foreign companies than about U.S. companies, and

6	Stock Market Upturn Notessm

foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. companies. Prices of the underlying stocks are subject to political, economic, financial, exchange rate and social factors that apply in each issuer’s country as well as in other constituent countries in which such issuer does business. These factors (including the possibility that recent or future changes in a country’s government, economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to such foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies) could negatively affect foreign securities markets. Stock and currency market volatility and market developments in one or more countries may cause volatility or a decline in another country. Moreover, the relevant economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

O

Secondary Market May Not Be Liquid.    The Notes have been approved for listing on the American Stock Exchange under the symbol “SMU,” but there is no assurance that a secondary market will develop or continue for the term of the Notes. Although Citigroup Global Markets intends to make a market in the Notes, it is not obligated to do so.

O

Resale Value of the Notes May be Lower Than Your Initial Investment.    Due to, among other things, changes in the prices of and dividend yields on the stocks comprising the Underlying Index, interest rates, the earnings performance of the issuers of the stocks comprising the Underlying Index, other economic conditions and Citigroup Funding and Citigroup’s perceived creditworthiness, the Notes may trade at prices below their initial issue price of $10 per Note. You could receive substantially less than the amount of your initial investment if you sell your Notes prior to maturity.

O

Fees and Conflicts.    Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the stocks comprising the Underlying Index or other instruments, such as options, swaps or futures, based upon the Underlying Index by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Global Markets’ role as the Calculation Agent for the Notes may result in a conflict of interest.

O	Citigroup Credit Risk. The Notes are subject to the credit risk of Citigroup, Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for U.S. investors that are initial holders of the Notes and that hold the Notes as capital assets.

For U.S. federal income tax purposes, the Notes generally should be treated as a cash-settled capped variable forward contract on the value of the Underlying Index at maturity, under which an amount equal to the purchase price of the Notes is treated as a non-interest-bearing cash deposit to be applied at maturity in full satisfaction of the holder’s payment obligation under the forward contract. Thus a holder’s tax basis in a Note generally will equal the holder’s cost for that Note. Upon the sale or other taxable disposition of a Note, a holder who is a U.S.

Stock Market Upturn Notessm	7

person generally will recognize gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the holder’s tax basis in the Notes. Such gain or loss generally will be long-term capital gain or loss if the holder has held the Notes for more than one year at the time of disposition. Under the above characterization, at maturity a holder who is a U.S. person will recognize capital gain or loss equal to any difference between the amount of cash received from Citigroup Funding and the holder’s tax basis in the Notes at that time. Such gain or loss generally will be long-term gain or loss if the holder has held the Notes for more than one year at maturity.

No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. Accordingly, a prospective investor (including a tax-exempt investor) in the Notes should consult his or her tax advisor in determining the tax consequences of an investment in the Notes, including the application of State, Local or other tax laws and the possible effects of changes in Federal or other tax laws.

In the case of a holder of a Note that is not a U.S. person the payments made with respect to the Notes will not be subject to U.S. withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form). Any capital gain realized upon the sale or other disposition of the Notes should not be subject to U.S. federal income tax if:

1.	such gain is not effectively connected with a U.S. trade or business of such holder, and

2.	in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

You should refer to the pricing supplement related to this offering for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.

THE MSCI EAFE INDEX®

The MSCI EAFE Index is a benchmark that measures international equity performance. The MSCI EAFE Index was launched on December 31, 1969 at an initial value of 100. It currently comprises 21 MSCI country indices, representing the developed markets outside of North America: Europe, Australia and the Far East.

The performance of the MSCI EAFE Index is a free float weighted average of the U.S. dollar values of all of the equity securities constituting the MSCI indexes for the 21 selected countries. Each MSCI EAFE component country index is a sampling of equity securities across industry groups in such country’s equity markets. Prices used to calculate the MSCI EAFE component securities are the official exchange closing prices or prices accepted as such in the relevant market. In general, all prices are taken from the main stock exchange in each market. Closing prices are converted into U.S. dollars using the closing exchange rates calculated by The WM Company at 5 p.m. Central Europe Time. In order to maintain the representativeness of the MSCI EAFE Index, structural changes to the MSCI EAFE Index as a whole may be made by adding or deleting MSCI EAFE component country indices and the related MSCI EAFE

8	Stock Market Upturn Notessm

component securities. Currently, such changes in the MSCI EAFE Index may only be made on four dates throughout the year: after the last scheduled MSCI EAFE Index close of each February, May, August and November.

The following graph illustrates the historical performance on the MSCI EAFE Index based on the closing value thereof at the end of each month from January 2002 through February 2007. Past movements of the index are not necessarily indicative of future index values.

The closing value of the MSCI EAFE Index on March 26, 2007 was 2,153.87. Monthly historical values for the MSCI EAFE Index and additional information on the MSCI EAFE Index, including its makeup, method of calculation and changes in its components, are included in the preliminary pricing supplement related to this offering under “Description of the MSCI EAFE Index®.”

License Agreement. MSCI and Citigroup Global Markets, Inc., Citigroup Funding’s affiliate, have entered into a non-exclusive license agreement providing for the license to Citigroup Global Markets Inc., in exchange for a fee, of the right to use the MSCI EAFE Index in connection with certain securities, including the Notes.

The MSCI Indexes are the exclusive property of Morgan Stanley Capital International Inc. (“MSCI”). MSCI and the MSCI Index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by Citigroup Global Markets Inc. The financial securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such financial securities. The pricing supplement contains a more detailed description of the limited relationship MSCI has with Citigroup Global Markets Inc. and any related financial securities. No purchaser, seller or holder of this security, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark

Stock Market Upturn Notessm	9

to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

What You Could Receive at Maturity—Hypothetical Examples

The examples below show hypothetical amounts you could receive at maturity on the Notes for a range of Ending Values of the MSCI EAFE Index. The examples of hypothetical amounts you could receive at maturity set forth below are intended to illustrate the effect of different Ending Values of the MSCI EAFE Index on the amount you could receive on the Notes at maturity. All of the hypothetical examples are based on the following assumptions:

O Issue Price: $10.00 per Note	O Upside Participation Rate: 300%
O Maximum Index Return: 6.33%	O Annualized dividend yield of the Underlying Index: 2.06%
O Starting Value: 2124.91
O Maturity: 1.5 years

The following examples are for purposes of illustration only. The actual amount you receive at maturity will depend on the actual Index Return Amount, which, in turn, will depend on the actual Starting Value, Ending Value, maximum Index Return and Upside Participation Rate.

Ending Value	Price Return on the Index	Total Return on the Index*	Total Return on the Notes	Index Return Amount on Notes	Maturity Payment per Note
0	–100.00%	–96.91%	–100.00%	–$10.00	$0.00
1062	–50.00%	–46.91%	–50.00%	–$5.00	$5.00
1594	–25.00%	–21.91%	–25.00%	–$2.50	$7.50
1647	–22.50%	–19.41%	–22.50%	–$2.25	$7.75
1700	–20.00%	–16.91%	–20.00%	–$2.00	$8.00
1753	–17.50%	–14.41%	–17.50%	–$1.75	$8.25
1806	–15.00%	–11.91%	–15.00%	–$1.50	$8.50
1859	–12.50%	–9.41%	–12.50%	–$1.25	$8.75
1912	–10.00%	–6.91%	–10.00%	–$1.00	$9.00
1966	–7.50%	–4.41%	–7.50%	–$0.75	$9.25
2019	–5.00%	–1.91%	–5.00%	–$0.50	$9.50
2072	–2.50%	0.59%	–2.50%	–$0.25	$9.75
2125	0.00%	3.09%	0.00%	$0.00	$10.00
2178	2.50%	5.59%	7.50%	$0.75	$10.75
2231	5.00%	8.09%	15.00%	$1.50	$11.50
2284	7.50%	10.59%	19.00%	$1.90	$11.90
2337	10.00%	13.09%	19.00%	$1.90	$11.90
2391	12.50%	15.59%	19.00%	$1.90	$11.90
2444	15.00%	18.09%	19.00%	$1.90	$11.90
2497	17.50%	20.59%	19.00%	$1.90	$11.90
2550	20.00%	23.09%	19.00%	$1.90	$11.90
2603	22.50%	25.59%	19.00%	$1.90	$11.90
2656	25.00%	28.09%	19.00%	$1.90	$11.90
2709	27.50%	30.59%	19.00%	$1.90	$11.90
2762	30.00%	33.09%	19.00%	$1.90	$11.90
2816	32.50%	35.59%	19.00%	$1.90	$11.90
2869	35.00%	38.09%	19.00%	$1.90	$11.90
*	Assumes dividend yield on the Index is compounded annually and not re-invested.

10	Stock Market Upturn Notessm

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Market affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will NOT be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the pricing supplement related to this offering for more information.

Additional Considerations

If no closing value of the Underlying Index is available on the Valuation Date, the Calculation Agent may determine the Ending Value in accordance with the procedures set forth in the pricing supplement related to this offering. In addition, if the Underlying Index is discontinued, the Calculation Agent may determine the Ending Value by reference to a successor index or, if no successor index is available, in accordance with the procedures last used to calculate the Underlying Index prior to any such discontinuance. You should refer to the sections “Description of the Notes—Index Return Amount” and “—Discontinuance of the MSCI EAFE Index” in the pricing supplement related to this offering for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

Stock Market Upturn Notessm	11

NOTES

Stock Market Upturn NotesSM is a service mark of Citigroup Global Markets Inc.

© 2007 Citigroup Global Markets Inc. Member SIPC. CITIGROUP and the Umbrella Device are trademarks and service marks of Citigroup Inc. and its affiliates and are used and registered throughout the world.